# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Embecta Corp., CIK 0001872789
CUSIP: 29082k105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1 Becton Drive, Franklin Lakes, New Jersey (NJ), 07417
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000905567

## Reporting persons
- YACKTMAN ASSET MANAGEMENT LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 493,132; shared voting power 3,175,000; sole dispositive power 496,877; shared dispositive power 3,175,000; aggregate amount beneficially owned 3,671,877 (6.2% of the class)
- AMG YACKTMAN FUND: type of reporting person: investment adviser (IA); citizenship or place of organization: Massachusetts (MA); sole voting power 0; shared voting power 3,000,000; sole dispositive power 0; shared dispositive power 3,000,000; aggregate amount beneficially owned 3,000,000 (5.07% of the class)

## Item 1. Issuer
Name of issuer: Embecta Corp.
Address of issuer's principal executive offices: 1 Becton Drive, Franklin Lakes, New Jersey, 07417

## Item 2. Person Filing
Name of person filing: The persons filing this Schedule 13G are (i) Yacktman Asset Management LP, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 (the "Adviser"); and (ii) AMG Yacktman Fund, a series of AMG Funds. AMG Funds is an investment company registered under the Investment Company Act of 1940 (the "Trust"). Attached as Exhibit 1 hereto, which is incorporated by reference herein, is an agreement between Yacktman Asset Management LP and AMG Yacktman Fund that this Schedule 13G is filed on behalf of each of them.
Address of principal business office or, if none, residence:
6300 Bridge Point Parkway
Building One, Suite 500
Austin, TX 78730
Citizenship: The Adviser is a Delaware limited partnership. AMG Yacktman Fund is a series of the Trust, a Massachusetts business trust.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment company (IV), investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
Yacktman Asset Management LP - 3,671,877
AMG Yacktman Fund - 3,000,000
Percent of class:
Yacktman Asset Management LP - 6.20%
AMG Yacktman Fund - 5.07%
Sole power to vote or to direct the vote:
Yacktman Asset Management LP - 493,132
AMG Yacktman Fund - 0
Shared power to vote or to direct the vote:
Yacktman Asset Management LP - 3,175,000
AMG Yacktman Fund - 3,000,000
Sole power to dispose or to direct the disposition:
Yacktman Asset Management LP - 496,877
AMG Yacktman Fund - 0
Shared power to dispose or to direct the disposition:
Yacktman Asset Management LP - 3,175,000
AMG Yacktman Fund - 3,000,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The securities reported in this statement are beneficially owned by advisory clients of Yacktman Asset Management LP (the "Adviser"), which includes the AMG Yacktman Fund. The investment management contracts of these clients grant to the Adviser investment and voting power over the securities reported in this statement. Therefore, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, the Adviser is deemed to be a beneficial owner of the securities reported in this statement, and the AMG Yacktman Fund may also be deemed to be a beneficial owner of the securities it holds. The clients of the Adviser have the right to receive or power to direct the receipt of dividends from, as well as the proceeds from the sale of, the securities reported in this statement.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- YACKTMAN ASSET MANAGEMENT LP: /s/ Russell G. Wilkins, Partner (05/05/2026)
- AMG YACKTMAN FUND: AMG FUNDS ON BEHALF OF ITS SERIES AMG YACKTMAN FUND /s/ Patrick Spellman, Chief Compliance Officer (05/05/2026)